Exhibit 99.3

NICE Engage Platform Achieves Cisco Compatibility Certification
with the Cisco Solution Partner Program

RA’ANANA, ISRAEL, February 17, 2015 – NICE Systems (NASDAQ: NICE) today announced that its NICE Engage Platform has successfully achieved Cisco Compatibility Certification for the Cisco Unified Communications Manager (CUCM) 10.5. The Internet of Everything (IoE) continues to bring together people, processes, data and things to enhance the relevancy of network connections. As a member of the Cisco® Solution Partner Program, NICE is able to quickly create and deploy solutions to enhance the capabilities, performance and management of the network to capture value in the IoE.

By supporting Cisco’s network-based recording capability introduced in CUCM 10.5, organizations are better equipped to optimize their active recording infrastructure. The NICE Engage Platform offers next generation recording at unrivaled scale, speed and cost efficiency. This further powers NICE’s broad portfolio of real-time analytics-based applications, allowing organizations to be ready for every journey by reacting faster, smarter and safer during customer engagements. The platform makes it practical for organizations to use real-time analytics across all service processes, offering benefits for contact center operations, IT teams and risk management departments.

Laura Smith, Sr. Product Line Manager, Engineering, Product Development
“After working together for over a decade, Cisco and NICE continue to provide innovative solutions to enterprises seeking to improve the customer experience and increase the value of their contact centers. With Cisco Compatibility Certification, Cisco and our channel partners can now deliver the NICE Engage Platform as an integral part of our offering to impact customer engagements."

Miki Migdal, President, Enterprise Product Group, NICE
“As a Preferred Solution Partner, we are excited to team up with Cisco again to provide enhanced support for organizations operating in a Cisco telephony environment. Cisco Compatibility Certification for the NICE Engage Platform enables our customers to optimize their active recording infrastructure with cutting edge IP telephony technology.”

The Cisco Solution Partner Program, part of the Cisco Partner Ecosystem, unites Cisco with third-party independent hardware and software vendors to deliver integrated solutions to joint customers. As a Preferred Solution Partner, NICE has achieved Cisco compatibility certification on at least one solution, and can provide its customers with 24-hour, 7-days-a-week customer support. For more information on NICE, go to: https://marketplace.cisco.com/catalog/companies/843

* Compatibility certification via Interoperability Verification Testing and Cisco Validated Design is designed to simulate typical customer configurations and does not replace the need for on-site testing and interoperability validation in conjunction with actual implementation.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.